Item 77M

BNY Mellon Intermediate Bond Fund

During the reporting period ended February 28, 2013, BNY Mellon Intermediate Bond Fund (the “Acquiring Fund”), was the surviving entity of a reorganization with BNY Mellon Intermediate U.S. Government Fund (the “Acquired Fund”), each a series of BNY Mellon Funds Trust (the "Trust").

On November 7, 2012, the Board of the Trust considered the reorganization and approved an Agreement and Plan of Reorganization (the “Plan”) providing for the transfer of all assets, subject to liabilities, of the Acquired Fund in exchange for the Acquiring Fund’s shares having an aggregate net asset value of the Acquired Fund’s shares as described below (the “Reorganization”).

The votes of the Acquiring Fund’s and the Acquired Fund's shareholders were not solicited since their approval or consent was not required for the Reorganization.

After the close of business on February 22, 2013, the Reorganization of the Acquired Fund was consummated with respect to its Plan. Holders of Class M and Investor shares of the Acquired Fund received Class M and Investor shares of the Acquiring Fund, respectively, in each case in an amount equal to the aggregate net asset value of their respective investment in the Acquired Fund at the time of the Reorganization. The Acquired Fund distributed such Acquiring Fund shares among its respective shareholders, and thereafter the Acquired Fund was terminated as a series of the Trust.

A copy of the Plan was filed on November 8, 2012 with the Securities and Exchange Commission as part of the Acquiring Fund’s Registration Statement under the Securities Act of 1933, as amended, on Form N-14.